SUB-ITEM 77M

The Aquinas Value, Aquinas Growth, Aquinas Small-Cap and Aquinas Fixed Income Funds were the predecessor funds and became the LKCM Aquinas Value, LKCM Aquinas Growth, LKCM Aquinas Small Cap and LKCM Aquinas Fixed Income Funds, respectively, pursuant to a merger effective on July 11, 2005. All performance and operations reported for periods before July 11, 2005 represent the activity of the Aquinas Funds. The LKCM Funds board of directors approved the acquisition of all of the outstanding shares of capital stock of the Aquinas Funds during a special meeting held on March 10, 2005. The shareholders approved the acquisition of the Aquinas Funds by proxy vote on July 8, 2005.